Exhibit 21.1

List of Subsidiaries of Navarre Corporation (41-1704319)

Encore Software, Inc.	Minnesota corporation (52-2366671)
Navarre Distribution Services, Inc.	Minnesota corporation (20-5927807)
Navarre Logistical Services, Inc.	Minnesota corporation (20-5928030)
Navarre Online Fulfillment Services, Inc.	Minnesota corporation (20-5928976)
Navarre Digital Services, Inc.	Minnesota corporation (20-5928970)
Navarre Distribution Services ULC	British Columbia unlimited liability company (98-0680757)
Navarre Distribution Services PTE. LTD	Republic of Singapore (201226109W)
Navarre Distribution Services Limited	Hong Kong corporation (1827174)
Navarre Distribution Services KK	Laws of Japan
SpeedFC, Inc	Minnesota corporation (46-1062653)
SpeedFC Mexican HoldCo, Inc.	Delaware corporation (80-0867638)
SpeedFC FC S DE R.L.DE C.V	Laws of Mexico (SPE090327152)